SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS to Present At the Seventh Annual JMP Securities Research Conference on Wednesday, May 21, 2008; dated May 8, 2008

2.	Press release: STARLIMS Launches Strategic Informatics Consulting Unit; dated May 12, 2008

ITEM 1

STARLIMS to Present at the Seventh Annual JMP Securities Research Conference on Wednesday, May 21, 2008

Hollywood, Florida, May 8, 2008 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems (LIMS), announced that its Chief Executive Officer, Itschak Friedman will present a corporate overview at The Seventh Annual JMP Securities Research Conference at Ritz-Carlton in San Francisco, California.

The STARLIMS presentation is scheduled for Wednesday, May 21, 2008 at 9:30 a.m. Pacific Time (12:30 p.m. Eastern Time). The live audio broadcast and the subsequent archived recording will be available on the Investor Relations section of the company’s website at www.starlims.com.

About STARLIMS

STARLIMS Technologies Ltd. (NASDAQ: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS(r), improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the Company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

ITEM 2

STARLIMS Launches Strategic Informatics Consulting Unit; LIMS Veteran Randy Hice, Founder of LEC, to Head Initiative

Hollywood, Florida, May 12, 2008 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems, or LIMS, today announced that it has established a new unit focused on providing strategic informatics consulting services to STARLIMS customers. STARLIMS has acquired the assets of Laboratory Expertise Center, Inc. (LEC), a U.S.-based consultancy specializing in LIMS and laboratory informatics. LEC Founder and President Randy Hice, a laboratory informatics authority with 24 years of consultancy expertise, will head the new unit.

Strategic Informatics Consulting

“Our Web-based LIMS solutions are ideal for multi-site and multinational implementations, projects that also require specialized planning and implementation expertise. Drawing on the assets of LEC, we will help customers standardize and harmonize laboratory processes across disparate disciplines, labs, and multinational sites. STARLIMS will also help customers channel their resources into the LIMS functions that are most critical to their business,” said STARLIMS CEO Itschak Friedman.

“We are delighted to be able to offer these services that have long been considered among the most professional in the industry to our expanding customer base – which ranges from first-time adopters of LIMS technology to companies that are seeking to replace their legacy systems. The creation of the new unit, and the acquisition of LEC assets, reflect our commitment not only to expansion into new markets and regions – but also to continuous enhancements in our service infrastructure,” added Friedman.

Web-based Offerings: Ideal for Complex Multi-site Projects

“As of today, the only major vendor who is fully invested in an interoperable web-based enterprise LIMS is STARLIMS. We believe these capabilities are necessary for large distributed implementations, a growing piece of the market – and LEC’s consulting services strength lies precisely in such complex projects,” said Randy Hice.

“Many companies are interested in consolidating processes and resources, often following mergers and acquisitions of sites with dissimilar processes, compliance requirements and IT infrastructures. What holds them back from creating a harmonized informatics environment is often lack of confidence that available applications will meet their needs, or uncertainty about the methodology to define a workable harmonization strategy. Today, STARLIMS not only addresses the application dilemma, but it also brings proven techniques for workflow analysis that serve as the foundation for harmonization.”

About LEC

Randy Hice co-founded Laboratory Expertise Center, Inc. (LEC) in 1994, and has served as its President since 1996. Under his leadership, the company became a nationwide consultancy active in all phases of LIMS project management, helping clients to design and implement laboratory workflows with clearly measurable business benefits. LEC has consulted for Amgen, Baxter Healthcare, Bayer, Boehringer Ingelheim, Covance, GlaxoSmithKline, Johnson & Johnson, Los Alamos National Laboratory and other companies. Randy Hice has frequently been invited to chair, lecture or present keynote addresses at events such as PITTCON, the International LIMS Conference and other conferences in the U.S., Germany, Netherlands, and Switzerland. Since 1996, he has written a monthly column on laboratory informatics for Scientific Computing and Instrumentation magazine.

About STARLIMS

STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: May 13, 2008